CROWN EQUITY HOLDINGS, INC.
5440 West Sahara Suite 205
Las Vegas, NV 89146

March 1, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C.   20549

Attention: Ronald E. Alper, Esq., Division of Corporate Finance

Re:	Crown Equity Holdings, Inc.
Forms 10-K and 10-K/A for the year ended December 31, 2008
Forms 10-Q and 10-Q/A for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009
File No. 000-29935

Dear Mr. Alper:

In response to your conversation with our counsel this morning concerning recent comment letters from the Commission and the responses thereto filed on behalf of the above-referenced issuer, Crown Equity Holdings, Inc. (the "Company"), please be advised, on behalf of the Company, that we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CROWN EQUITY HOLDINGS, INC.

/s/ Kenneth Bosket

Kenneth Bosket, CEO